travel B.V.

Bennigsen-Platz 1

40474 Düsseldorf

Federal Republic of Germany

December 13, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Mitchell Austin, Staff Attorney

Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Re:	travel B.V.

Registration Statement on Form F-1 (Registration No. 333-214591)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-214591) (the “Registration Statement”) of travel B.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on December 15, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins (London) LLP, by calling David Boles at +44 20.7710.1872.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours, TRAVEL B.V.

By:	/s/ Axel Hefer
Axel Hefer
Managing Director, Chief Financial Officer

cc:	Robin Harries, travel B.V.

Marcus C. Funke, Latham & Watkins LLP

Marc D. Jaffe, Latham & Watkins LLP

Rick Kline, Goodwin Procter LLP

Joe Theis, Goodwin Procter LLP